SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

     UNIBANCO and UNIBANCO HOLDINGS

 Highlights - 2007 Consolidated Results

Performance

Unibanco's net income, excluding non recurring events, reached R$2,600 million in 2007 and R$715 million in 4Q07, up 17.6% and 24.1% when compared to 2006 and 4Q06, respectively. Annualized return on average equity (ROAE) reached 26.8% in 4Q07 and 24.5% in 2007. Considering non recurring events, net income was R$3,448 million in 2007 and R$827 million in 4Q07, with ROAE of 31.7% in the year and 31.4% in the quarter.

Highlights – Balance Sheet

Unibanco's total assets reached R$149,597 million, up 44.2% when compared to December 31, 2006. It is worth mentioning the R$16.1 billion increase in total loans, particularly in payroll loans, auto loans, credit cards and Small and Medium Enterprises (SMEs) portfolio.

The loan portfolio reached R$61,435 million in December 2007, up 9.9% in the quarter and 35.4% in the year, higher than the Brazilian Financial System (8.7% QoQ and 27.3% YoY). Retail portfolio increased 13.2% in 4Q07, with highlight for growth in auto loans, 22.6%, credit cards, 21.0%, and SMEs, 16.8% . Wholesale portfolio grew 4.7% in the quarter and 16.4% in 2007, despite the US dollar depreciation of 3.7% and 17.2% in the respective periods.

Loan Portfolio

The increase in lower risk portfolios, along with Unibanco's risk management policy, has provided a continuous asset quality improvement, reflected on the 11.0% reduction in provision for loan losses, 2007 vis-à-vis 2006, and on the D to H portfolio ratio reduction, as shown in the graph below:

D-H Portfolio / Total Loan Lortfolio

Highlights – Results

The financial margin after provision for loan losses was R$2,293 million in 4Q07, up 9.2% when compared to 3Q07 and 17.2% from the same period last year. This evolution is mostly explained by a higher credit volume and an improvement in the asset quality.

The financial margin after provision for loan losses reached 6.7% in 2007. When compared to 2006, there was a 100 b.p. drop, despite the reduction of 321 b.p. in the average Selic interest rate.

Provision for loan losses represented 20.5% of the financial margin in 2007, compared to 24.9% in the previous year, with a significant reduction of 441 b.p.

Unibanco's personnel and administrative expenses were practically flat in 4Q07 vis-à-vis 4Q06, marginally influenced by the reduction in Unibanco's participation in Redecard and Serasa. For companies under Unibanco's direct management, the variation was only 2.0% when compared to 2006, due to efficiency gains and budgetary discipline. As a consequence of operational efficiency management, the cost to average assets ratio improved from 5.7% in 2006 to 4.5% in 2007.

Personnel and Administrative Expenses

Stocks

Unibanco's Units gained 25% in 2007. The GDSs increased 50% in the same period.

In the year, the Units' and GDSs' average daily trading volume were 172.8% and 97.3% up when compared to 2006, reaching R$85.1 million and R$283.1 million, respectively.

Unibanco's market capitalization, based on the Unit (UBBR11) closing quotation of R$22.35, on February 13, 2008, is R$31 billion.

10 Years on NYSE

In 2007, Unibanco celebrated its 10th anniversary on NYSE. It is the leader in the sector in financial trading volume of ADRs at NYSE. Unibanco was the first Brazilian bank to have shares listed in the American market.

Award

Unibanco was nominated the Best Brazilian Company for Shareholders in 2007, among the companies with market capitalization above R$15 billion, according to Capital Aberto magazine, that assessed 85 companies listed at BOVESPA.

Unibanco was awarded The Bank of the Year in 2007, in the category Environmental Social Governance in Emerging Markets, by The Banker magazine, published by the Financial Times.

The earnings conference call will take place tomorrow, February 15, at 7:00 a.m.(Eastern Time) in Portuguese, and at 9:00 a.m.(Eastern Time) in English.

For additional information and to download the complete documents, please access Unibanco's Investor Relations website.

www.ir.unibanco.com

Please note that this is an English version. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.